SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549



                                   SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 5)


                                STORAGE USA, INC.
                                 (Name of Issuer)


                          COMMON STOCK, $0.01 PAR VALUE
                          (Title of Class of Securities)

                                   861907 10 3
                                  (CUSIP Number)


                                  PAUL E. SZUREK
                           SECURITY CAPITAL U.S. REALTY
                                 69, ROUTE D'ESCH
                                L-1470 LUXEMBOURG
                                 (352) 48 78 78
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               SEPTEMBER 30, 1996
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Sche-dule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-
         1(b)(3) or (4), check the following box /   /.

         Check the following box if a fee is being paid with this state-
         ment /   /.  (A fee is not required only if the reporting per-
         son: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

               Note:  Six copies of this statement, including all
             exhibits, should be filed with the Commission.  See Rule
            13d-1(a) for other parties to whom copies are to be sent.

                          (Continued on following pages)
                                Page 1 of 6 Pages




           CUSIP No. 861907 10 3         13D         Page 2 of 6 Pages


         1    NAME OF PERSON
              SECURITY CAPITAL U.S. REALTY
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a) / /

                                                                  (b) /x/

         3    SEC USE ONLY


         4    SOURCE OF FUNDS*
              BK, OO

         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                        /  /

         6    CITIZENSHIP OR PLACE OF ORGANIZATION
              LUXEMBOURG

                                  7    SOLE VOTING POWER
             NUMBER OF                  8,267,854 (SEE ITEM 5)
             SHARES
             BENEFICIALLY         8    SHARED VOTING POWER
             OWNED BY                  -0-
             EACH
             REPORTING            9    SOLE DISPOSITIVE POWER
             PERSON                     8,267,854
             WITH
                                  10   SHARED DISPOSITIVE POWER
                                       -0-

         11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               8,267,854 (SEE ITEM 5)

         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                       /  /

         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              33.56 % (SEE ITEM 5)

         14   TYPE OF PERSON REPORTING*
              CO

                        *SEE INSTRUCTIONS BEFORE FILLING OUT




           CUSIP No. 861907 10 3         13D         Page 3 of 6 Pages


         1    NAME OF PERSON
              SECURITY CAPITAL HOLDINGS S.A.
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a) / /

                                                                  (b) /x/

         3    SEC USE ONLY


         4    SOURCE OF FUNDS*
              BK, OO

         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                        /  /

         6    CITIZENSHIP OR PLACE OF ORGANIZATION
              LUXEMBOURG

                                  7    SOLE VOTING POWER
             NUMBER OF                  8,267,854 (SEE ITEM 5)
             SHARES
             BENEFICIALLY         8    SHARED VOTING POWER
             OWNED BY                  -0-
             EACH
             REPORTING            9    SOLE DISPOSITIVE POWER
             PERSON                     8,267,854
             WITH
                                  10   SHARED DISPOSITIVE POWER
                                       -0-

         11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               8,267,854 (SEE ITEM 5)

         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                       /  /

         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              33.56% (SEE ITEM 5)

         14   TYPE OF PERSON REPORTING*
              CO

                        *SEE INSTRUCTIONS BEFORE FILLING OUT







                  This Amendment No. 5 is filed by Security Capital U.S. Realty ("Security Capital U.S. Realty"), a corporation orga-nized and existing under the laws of Luxembourg, and by Secu-rity Capital Holdings S.A. ("Holdings"), a corporation orga-nized and existing under the laws of Luxembourg and a wholly owned subsidiary of Security Capital U.S. Realty (together with Security Capital U.S. Realty, "USRealty"), and hereby amends the Schedule 13D ("Schedule 13D") originally filed on March 8, 1996, as amended by Amendment No. 1 ("Amendment No. 1 to Sched-ule 13D") filed on March 21, 1996, Amendment No. 2 ("Amendment No. 2 to Schedule 13D") filed on July 1, 1996, Amendment No. 3 ("Amendment No. 3 to Schedule 13D") filed on July 8, 1996 and Amendment No. 4 ("Amendment No. 4 to Schedule 13D") filed on August 1, 1996. This Amendment No. 5 relates to shares of com-mon stock, par value $0.01 per share ("Common Stock"), of Stor-age USA, Inc., a Tennessee corporation ("Storage"). Capital-ized terms used herein without definition shall have the mean-ings ascribed thereto in Schedule 13D, as amended by Amendment No. 1 to Schedule 13D, Amendment No. 2 to Schedule 13D, Amend-ment No. 3 to Schedule 13D and Amendment No. 4 to Schedule 13D.

                  This Amendment No. 5 is filed to report that on Sep-tember 30, 1996, USRealty purchased 3,162,939 Shares (the "Third Shares") at a price of $31.30 per Share at a Subsequent Closing (the "Third Closing"). The aggregate price paid to Storage for the Third Shares was $98,999,990.70. These funds were drawn from the Facility Agreement. The Third Shares were the remaining Shares which USRealty was obligated to purchase pursuant to the Stock Purchase Agreement.

                  This Amendment No. 5 is also filed to report the ac-quisition of certain additional shares of Common Stock since August 1, 1996. A schedule identifying all transactions in-volving shares of Common Stock effected by USRealty since Au-gust 1, 1996 (including pursuant to the Third Closing) is in-cluded as Annex A hereto which is incorporated by reference herein. Each of the transactions (other than the acquisition of the Third Shares) was executed in stock market transactions. The funds used by USRealty to purchase such shares were also obtained from drawdowns under the Facility Agreement.

         ITEM 1.  SECURITY AND ISSUER.

                  No material change.

         ITEM 2.  IDENTITY AND BACKGROUND.

                  No material change except as set forth above.









         ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  No material change except as set forth above.

         ITEM 4.  PURPOSE OF TRANSACTION.

                  No material change except as set forth above.

         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  No material change except as set forth above and be-low.

                  As of September 30, 1996, USRealty beneficially owns up to 8,267,854 shares of Common Stock. As of September 30, 1996, USRealty beneficially owns approximately 33.56% of the outstanding Common Stock, and approximately 31.92% on a fully diluted basis, based on the number of outstanding shares of Common Stock, the number of outstanding limited partnership units of SUSA Partnership, L.P. that are redeemable for Common Stock and the number of outstanding options and other securi-ties convertible into Common Stock.

                  Except as set forth herein, to the best knowledge and belief of USRealty, no transactions involving Common Stock have been effected during the past 60 days by USRealty or by its directors, executive officers or controlling persons.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATION-SHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  No material change except as described above.

         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  No material change.



















                                    SIGNATURE


                   After reasonable inquiry and to the best of my knowl-edge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                       SECURITY CAPITAL U.S. REALTY



                                       By:  /s/ Paul E. Szurek
                                          Name:   Paul E. Szurek
                                          Title:  Managing Director



                                       SECURITY CAPITAL HOLDINGS S.A.



                                       By:  /s/ Paul E. Szurek
                                          Name:   Paul E. Szurek
                                          Title:  Managing Director

         October 7, 1996





























                                                                 ANNEX A



                     Recent Transactions in the Common Stock
                             by the Reporting Persons



         All of the transactions described below (other than the transaction effected on September 30, 1996 which was effected at the Third Closing) were effected in stock market transactions. The price per share includes commissions.

         DATE OF                 NUMBER OF                PRICE
         TRANSACTION          SHARES PURCHASED            PER SHARE
         -----------          ----------------            ---------

         9/19/96                  2,000                    $32.44
         9/19/96                  47,100                   $32.56
         9/19/96                  28,800                   $32.56
         9/19/96                  5,400                    $32.56
         9/30/96                  3,162,939                $31.30
         10/1/96                  93,700                   $33.31
         10/1/96                  36,300                   $33.06


















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